Exhibit J

23. Attach as Exhibit J procedures implemented by the applicant to minimize conflicts of interest in the decision-making process of the applicant and to resolve any such conflicts of interest.
For information on DDR's procedures to minimize conflicts of interest, please refer to the DDR Rulebook (see Exhibit HH. Section 11, Conflicts of Interest)  and the DDR Board Code of Ethics (see Exhibit D4. Section 6, Duty of Loyalty/Conflict of Interest Policy.)
We have also provided as Exhibit J1 a copy of DDR's internal policy document (DDR Conflict of Interest Resolution Policy).
Note that DTCC employees provide services to DDR pursuant to the DTCC-DDR Service Agreement (see Exhibit I6).  All DTCC employees performing services for DDR must be qualified and competent (Section 2.1 of the Service Agreement) and comply with DDR policies and procedures which include those related to conflicts of interest and specifically DDR's Code of Conduct (Section 2.2 of the Service Agreement).